

Mail Stop 4720

June 30, 2010

Stephen P. Wilson
Chairman and CEO
LCNB Corp.
2 North Broadway
Lebanon, Ohio 45036

Re: LCNB Corp.
Form 10-K
Filed February 23, 2010
File No. 000-26121

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1. Business, page 4

1. In future filings include a discussion of your market area that includes material demographic information such as population trends regarding growth, age and per capita income and name the major employers and the primary types of employment in your market area.

2. In future filings disclose here or in your MD&A :

   - the risks inherent in your various loan types, noting which are higher risk,
   - the underwriting policies for the loan types,
   - the interest rate terms, fixed or variable, of your loans, and
   - what percentage of total loans each loan type represents in your portfolio for the past 3 years, noting any material changes or trends.

See Item 101 of Regulation S-K and Guide 3.

Item 10. Directors, Executive Officers & Corporate Governance

Board Leadership Structure and Risk Management, page 14

3. In future filings provide the disclosure required by Item 407(h)of Regulation S-K. Specifically, disclose whether LCNB has a lead independent director and what specific role the lead independent director plays in the leadership of the board. Also indicate why LCNB has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the registrant.

Item 13. Certain Relationships and Related Transactions, page 14

4. In future filings, revise the disclosure on page 18 of the proxy statement, to state, if true, that loans were made, in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Branch Chief
Financial Services Group